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                                                                 Exhibit (99)(B)

                             Certified Resolution
                             --------------------

The undersigned, Gifford R. Zimmerman, hereby certifies, on behalf of Nuveen Taxable Funds Inc. (the "Fund"), (1) that he is the duly elected, qualified and acting Secretary of the Fund, and that as such Secretary he has custody of its corporate books and records, (2) that attached to this Certificate is the true and correct copy of a resolution duly adopted by the Board of Trustees of the Fund at a meeting held on February 1, 1999, and (3) that said resolution has not been amended or rescinded and remains in full force and effect.


October 19, 1999

                                       /s/ Gifford R. Zimmerman
                                       ---------------------------------
                                       Gifford R. Zimmerman, Secretary